                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                             Dover Motorsports, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)
                           $.10 Par Value Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   260174 10 7

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                December 31, 2001

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]      Rule 13d-1(b)
[_]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

CUSIP No.  260174 10 7

________________________________________________________________________________
              1.    Names of Reporting Persons:  Melvin L. Joseph
                    I.R.S. Identification Nos. of above persons (entities only). Not required.

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      ..............................................

                    (b)      ..............................................

--------------------------------------------------------------------------------
              3.    SEC Use Only
                    ...........................................................

--------------------------------------------------------------------------------
              4.    Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
Number of
Shares                       5.                 Sole Voting Power: 890,000

--------------------------------------------------------------------------------
Beneficially                 6.                 Shared Voting Power: 0

--------------------------------------------------------------------------------
Owned by Each Reporting      7.                 Sole Dispositive Power: 890,000

--------------------------------------------------------------------------------
Person With:                 8.                 Shared Dispositive Power: 0

--------------------------------------------------------------------------------
              9.    Aggregate Amount Beneficially Owned by Each Reporting
                    Person: 890,000

--------------------------------------------------------------------------------
              10.    Check if the Aggregate Amount in Row (9) Excludes Certain
                     Shares (See Instructions)................................

--------------------------------------------------------------------------------
              11.    Percent of Class Represented by Amount in Row (9): 5.4%

--------------------------------------------------------------------------------
              12.    Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

Item 1.

                 (a)         Dover Motorsports, Inc.

                 (b)         1131 N. DuPont Highway, Dover, DE  19901

Item 2.

                 (a)         Melvin L. Joseph

                 (b)         RD# 7, Box 218, Georgetown, DE  19947

                 (c)         United States

                 (d) The class of equity security to which this Schedule 13G relates is the Common Stock (the "Common Stock"), par value $.10 per share, of Dover Motorsports, Inc., a Delaware corporation (the "Company" or the "issuer"). The Common Stock is publicly traded. The ownership reflected above includes both Common Stock and Class A Common Stock. Class A Common Stock is not publicly traded. Class A Common Stock entitles the holder to ten
                             (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder. As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock. The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

                 (e)         260174 10 7

Item 3. If this statement is filed pursuant to(S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                 (a)         [_]         Broker or dealer registered under
                                         section 15 of the Act (15 U.S.C. 78o).
                 (b)         [_]         Bank as defined in section 3(a)(6) of
                                         the Act (15 U.S.C. 78c).
                 (c)         [_]         Insurance company as defined in section

                                         3(a)(19) of the Act (15 U.S.C. 78c).
                 (d)         [_]         Investment company registered under
                                         section 8 of the Investment Company Act
                                         of 1940 (15 U.S.C 80a-8).
                 (e)         [_]         An investment adviser in accordance
                                         with (S)240.13d-1(b)(1)(ii)(E);
                 (f)         [_]         An employee benefit plan or endowment
                                         fund in accordance with (S)240.13d-1(b)
                                         (1)(ii)(F);
                 (g)         [_]         A parent holding company or control
                                         person in accordance with (S)240.13d-1
                                         (b)(1)(ii)(G);
                 (h)         [_]         A savings associations as defined in
                                         Section 3(b) of the Federal Deposit
                                         Insurance Act (12 U.S.C. 1813);
                 (i)         [_]         A church plan that is excluded from the
                                         definition of an investment company
                                         under section 3(c)(14) of the
                                         Investment Company Act of 1940 (15
                                         U.S.C. 80a-3);
                 (j)         [_]         Group, in accordance with (S)240.13d-1
                                         (b)(1)(ii)(J).

Not Applicable.

Item 4.          Ownership.

                 (a) Amount beneficially owned: 890,000. This amount is current as of the date of this filing. The Reporting Person beneficially owns 30,000 shares of Common Stock and 860,000 shares of Class A Common Stock or 5.4% of the shares of Common Stock outstanding based on the Company's most recent filing with the Securities Exchange Commission (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person). This includes 10,000 shares of Common Stock subject to options granted under the Company's 1996 Stock Option Plan to which the Reporting Person has the right to acquire beneficial ownership as specified in Rule 13d of the Securities Exchange Act of 1934.

                 (b)         Percent of class: 5.4%

                 (c)         Number of shares as to which the person has:

                             (i)          Sole power to vote or to direct the
                                          vote: 890,000
                             (ii)         Shared power to vote or to direct the
                                          vote:  0
                             (iii)        Sole power to dispose or to direct the
                                          disposition of: 890,000
                             (iv)         Shared power to dispose or to direct
                                          the disposition of: 0

Item 5.          Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.          Identification and Classification of Members of the Group

Not Applicable

Item 9.          Notice of Dissolution of Group

Not Applicable

Item 10.         Certification

Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Date:  September 5, 2002

                                  /s/ Melvin L. Joseph
                                  -------------------------------------
                                      Melvin L. Joseph
                                      Director and Vice President and Director
                                      of Auto Racing for Dover International
                                      Speedway, Inc.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)